STATEMENT OF INVESTMENTS

Dreyfus Money Market Instruments, Inc.: Government Securities Series

September 30, 2007 (Unaudited)

Repurchase Agreements--100.4%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Banc of America Securities LLC			
dated 9/28/07, due 10/1/07 in the amount of			
$33,010,725 (fully collateralized by $20,854,000			
Treasury Inflation Protected Securities, 3.375%, due			
1/15/12, value $25,882,618 and $5,952,000 U.S.			
Treasury Bonds, 7.875%, due 2/15/21, value $7,777,810)	3.90	33,000,000	33,000,000
Bear Stearns Cos. Inc.			
dated 9/28/07, due 10/1/07 in the amount of			
$33,010,588 (fully collateralized by $27,130,000			
Treasury Inflation Protected Securities, 3.375%, due			
1/15/12, value $33,671,692)	3.85	33,000,000	33,000,000
Credit Suisse (USA) Inc.			
dated 9/28/07, due 10/1/07 in the amount of			
$34,011,192 (fully collateralized by $27,303,000			
Treasury Inflation Protected Securities, 2%-3.625%,			
due 1/15/08-1/15/14, value $34,682,552)	3.95	34,000,000	34,000,000
Deutsche Bank Securities			
dated 9/28/07, due 10/1/07 in the amount of			
$33,010,863 (fully collateralized by $51,661,806 U.S.			
Treasury Strips, due 1/15/09-8/15/28, value $33,660,001)	3.95	33,000,000	33,000,000
Goldman, Sachs & Co.			
dated 9/28/07, due 10/1/07 in the amount of			
$16,004,667 (fully collateralized by $7,250,000 U.S.			
Treasury Bills, due 12/20/07, value $7,190,333 and			
$9,579,000 U.S. Treasury Bonds, 4.50%, due 2/15/36,			
value $9,172,538)	3.50	16,000,000	16,000,000
Greenwich Capital Markets			
dated 9/28/07, due 10/1/07 in the amount of			
$33,010,863 (fully collateralized by $32,420,000 U.S.			
Treasury Notes, 4.75%, due 5/31/12, value $33,664,404)	3.95	33,000,000	33,000,000
J.P. Morgan Chase & Co.			
dated 9/28/07, due 10/1/07 in the amount of			
$33,010,863 (fully collateralized by $34,118,000 U.S.			
Treasury Bills, due 11/23/07-3/27/08, value			
$33,660,333)	3.95	33,000,000	33,000,000
Lehman Brothers Inc.			
dated 9/28/07, due 10/1/07 in the amount of			
$33,010,863 (fully collateralized by $34,285,000 U.S.			
Treasury Bills, due 3/13/08, value $33,663,411)	3.95	33,000,000	33,000,000
Merrill Lynch & Co. Inc.			
dated 9/28/07, due 10/1/07 in the amount of			
$33,010,175 (fully collateralized by $33,280,000 U.S.			
Treasury Notes, 4.50%, due 5/15/17, value $33,661,736)	3.70	33,000,000	33,000,000
UBS Securities LLC			

dated 9/28/07, due 10/1/07 in the amount of $19,006,254 (fully collateralized by $33,625,000 U.S. Treasury Strips, due 2/15/19 value $19,382,123)	3.95	19,000,000	19,000,000
Total Investments (cost $300,000,000)		**100.4%**	**300,000,000**
Liabilities, Less Cash and Receivables		**(.4%)**	**(1,151,652)**
Net Assets		**100.0%**	**298,848,348**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Money Market Instruments, Inc.: Money Market Series

September 30, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--29.1%	Principal Amount ($)	Value ($)
Banca Monte dei Paschi di Siena SpA (London)		
5.32% - 5.80%, 10/5/07 - 12/13/07	40,000,000	40,000,205
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
5.31%, 10/12/07 - 11/7/07	35,000,000	35,000,000
Barclays Bank PLC (Yankee)		
5.08%, 3/19/08	20,000,000	20,000,000
Credit Agricole (London)		
5.34%, 11/1/07	25,000,000	24,999,280
Credit Suisse (USA) Inc. (Yankee)		
5.31%, 10/10/07	25,000,000	25,000,000
Harris N.A.		
5.44%, 11/13/07	15,000,000	15,000,000
HBOS Treasury Services PLC (London)		
5.80%, 12/11/07	20,000,000	20,000,000
Mizuho Corporate Bank (Yankee)		
5.80%, 10/15/07	35,000,000	35,000,000
Natixis		
4.83%, 10/2/07	25,000,000 a	24,997,535
Royal Bank of Scotland PLC (Yankee)		
5.68%, 12/14/07	30,000,000	30,000,000
Societe Generale (Yankee)		
5.20% - 5.30%, 10/11/07 - 1/4/08	30,000,000	30,000,000
UBS AG (Yankee)		
5.06% - 5.50%, 3/12/08 - 3/19/08	45,000,000	45,000,000
UniCredito Italiano SpA (Yankee)		
5.24%, 12/21/07	25,000,000	25,000,000
Union Bank of California, N.A.		
5.43%, 11/9/07	35,000,000	35,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $404,997,020)		**404,997,020**
Commercial Paper--34.1%		
ANZ National (International) Ltd.		
5.34%, 11/13/07	25,000,000 b	24,844,425
Atlantic Asset Securitization LLC		
5.35%, 11/2/07	20,000,000 b	19,905,333
Atlantis One Funding Corp.		
5.32%, 10/22/07	30,000,000 b	29,908,125
Bank of America Corp.		
5.32%, 10/29/07	25,000,000	24,898,014
Bank of Ireland		
5.31%, 10/12/07	10,000,000 b	9,984,203
Beethoven Funding Corp.		
5.33%, 10/3/07	20,000,000 b	19,994,156
Cancara Asset Securitisation Ltd.		
5.27%, 12/20/07	30,000,000 b	29,653,333
CC (USA) Inc.		

5.31%, 11/9/07	25,000,000 b	24,859,979
Citigroup Funding Inc.		
5.34%, 1/22/08	10,000,000	9,836,621
Daimler Chrysler Revolving Auto Conduit LLC		
5.41%, 11/8/07	25,000,000	24,859,083
Danske Corp., Delaware		
5.30%, 11/9/07	20,000,000	19,888,200
FCAR Owner Trust, Ser. II		
5.31% - 5.34%, 10/22/07 - 1/18/08	40,000,000	39,688,210
Gemini Securitization Corp., LLC		
5.32%, 10/22/07	20,000,000 b	19,938,750
Harrier Finance Funding Ltd.		
5.33%, 10/5/07	20,000,000 b	19,988,311
HVB U.S. Finance Inc.		
5.31%, 11/9/07	20,000,000 b	19,887,983
Scaldis Capital Ltd.		
5.40%, 11/16/07	25,000,000 b	24,830,056
Skandinaviska Enskilda Banken AB		
5.31%, 11/7/07	20,000,000	19,893,728
Societe Generale N.A. Inc.		
5.85%, 12/7/07	20,000,000	19,785,414
Solitaire Funding Ltd.		
5.32% - 5.63%, 10/23/07 - 12/18/07	40,000,000 b	39,607,167
Westpac Capital Corp.		
5.31%, 11/5/07	30,000,000	29,849,354
Total Commercial Paper		
(cost $472,100,445)		**472,100,445**

Corporate Notes--4.7%

Cullinan Finance Ltd.		
4.82%, 10/25/07	25,000,000 a,b	25,000,125
General Electric Capital Corp.		
5.16%, 10/24/07	25,000,000 a	25,000,000
Wells Fargo & Co.		
5.77%, 10/3/07	15,000,000 a	15,000,000
Total Corporate Notes		
(cost $65,000,125)		**65,000,125**

Promissory Note--1.8%

Goldman Sachs Group Inc.		
5.07%, 6/17/08		
(cost $25,000,000)	25,000,000	**25,000,000**

Time Deposits--5.5%

Key Bank U.S.A., N.A. (Grand Cayman)		
4.75%, 10/1/07	40,000,000	40,000,000
National City Bank, Cleveland, OH (Grand Cayman)		
4.88%, 10/1/07	37,000,000	37,000,000
Total Time Deposits		
(cost $77,000,000)		**77,000,000**

Repurchase Agreements--25.9%

Barclays Financial LLC

    5.35%, dated 9/28/07, due 10/1/07 in the amount of

    $40,017,833 (fully collateralized by $40,377,901

Corporate Bonds, 5.647%-6.875%, due 7/15/13-7/1/23, value $41,200,000)	40,000,000	40,000,000
Deutsche Bank Securities		
5.37%, dated 9/28/07, due 10/1/07 in the amount of $60,026,850 (fully collateralized by $70,156,232 Corporate Bonds, 5.903%, due 11/25/46, value $61,800,001)	60,000,000	60,000,000
HSBC USA Inc		
5.35%, dated 9/28/07, due 10/1/07 in the amount of $60,026,750 (fully collateralized by $108,749,431 Corporate Bonds, 4.50%-14.977%, due 12/15/10-9/25/37, value $60,449,457 and $2,218,000 Federal National Mortgage Association, Strips, due 8/12/15-2/1/18, value $1,431,164)	60,000,000	60,000,000
J.P. Morgan Chase & Co.		
5.37%, dated 9/28/07, due 10/1/07 in the amount of $20,008,950 (fully collateralized by $20,600,000 Corporate Bonds, 7.086%, due 7/18/11, value $20,600,413)	20,000,000	20,000,000
Lehman Brothers Inc.		
5.35%, dated 9/28/07, due 10/1/07 in the amount of $60,026,750 (fully collateralized by $62,220,000 Corporate Bonds, 6.20%-16.594%, due 1/9/08-3/15/17, value $62,980,173)	60,000,000	60,000,000
Merrill Lynch & Co. Inc.		
5.35%, dated 9/28/07, due 10/1/07 in the amount of $60,026,750 (fully collateralized by $61,075,000 Corporate Bonds, 5.12%-8.75%, due 12/1/09-12/1/14, value $61,803,448)	60,000,000	60,000,000
Morgan Stanley		
5.35%, dated 9/28/07, due 10/1/07 in the amount of $45,020,063 (fully collateralized by $221,857,206 Corporate Bonds, 0%-7.664%, due 10/1/07-7/25/46, value $46,904,281)	45,000,000	45,000,000
UBS Securities LLC		
5.40%, dated 9/28/07, due 10/1/07 in the amount of $15,006,750 (fully collateralized by $15,385,000 Corporate Bonds, 4.608%, due 11/16/07, value $15,452,940)	15,000,000	15,000,000
Total Repurchase Agreements (cost $360,000,000)		**360,000,000**
Total Investments (cost $1,404,097,590)	**101.1%**	**1,404,097,590**
Liabilities, Less Cash and Receivables	**(1.1%)**	**(14,737,537)**
Net Assets	**100.0%**	**1,389,360,053**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, these securities amounted to $308,401,946 or 22.2% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.